SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Heritage Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42722X106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 42722X106	73-1597141

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Hill Capital, L.L.C., 73-1597141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 108,097
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 806,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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13G

CUSIP No. 42722X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 108,097
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 806,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill.

This Schedule 13G relates to Common Stock (the “Common Stock”) of Heritage Financial Corporation, a Washington corporation (the “Issuer”), purchased by Forest Hill for the accounts of (i) a managed account to which Forest Hill acts as investment advisor and retains voting authority (the “Voting Account”) and (ii) a managed account to which Forest Hill acts as investment advisor, but does not retain voting authority (the “Non-Voting Account”).

Item 1(a)	Name of Issuer.

Heritage Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 Fifth Avenue SW

Olympia, Washington 98501

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430

Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock (the “Common Stock”)

Item 2(e)	CUSIP Number.

42722X106

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Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Forest Hill and Mr. Lee are the beneficial owners of 806,350 shares of Common Stock.

(b)	Forest Hill and Mr. Lee are the beneficial owners of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 806,350 by 15,162,798, the number of shares of Common Stock issued and outstanding as of October 22, 2012 as reported in the Issuer’s Form 10-Q filed on November 7, 2012.

(c)	Forest Hill has the sole power to vote the 108,097 shares of Common Stock held in the Voting Account and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the vote of the 108,097 shares of Common Stock held in the Voting Account and beneficially owned by Forest Hill. Neither Forest Hill nor Mr. Lee have the power to vote the 698,253 shares of Common Stock held in the Non-Voting Account. Forest Hill has the sole power to dispose of the 806,350 shares of Common Stock beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the disposition of the 806,350 shares of Common Stock beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2013, between Forest Hill and Mark Lee.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Forest Hill Capital, L.L.C.

By:	/S/ MARK LEE
Mark Lee, Manager

/S/ MARK LEE
Mark Lee

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